UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2) *

RMG Networks Holding Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74966K102

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]  Rule 13d-1(b)

[   ]   Rule 13d-1(c)

[X]   Rule 13d-1(d)

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 74966K102	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON

SCG Financial Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	[ ]
		(b)	[X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

5 SOLE VOTING POWER
NUMBER OF	285,714(1)
SHARES
BENEFICIALLY	6 SHARED VOTING POWER
OWNED BY	0
EACH
REPORTING	7 SOLE DISPOSITIVE POWER
PERSON	285,714(1)
WITH
8 SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
285,714(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.3%(2)

12	TYPE OF REPORTING PERSON (See Instructions)
OO

(1)

These shares are subject to forfeiture in the event that the last sale price of the Issuer’s common stock does not equal or exceed $12.00 per share for any 20 trading days within any 30 trading day period within 24 months following April 8, 2013, the date of the closing of the Issuer’s initial business combination.

(2)

Based on 12,167,756 outstanding shares of the Issuer’s common stock as of November 14, 2014, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2014.

SCHEDULE 13G
CUSIP No. 74966K102	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON

Gregory H. Sachs

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	[ ]
		(b)	[X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

5 SOLE VOTING POWER
NUMBER OF	3,230,596(1)
SHARES
BENEFICIALLY	6 SHARED VOTING POWER
OWNED BY	0
EACH
REPORTING	7 SOLE DISPOSITIVE POWER
PERSON	3,087,739(2)
WITH
8 SHARED DISPOSITIVE POWER
285,714(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,373,453(4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.9%(5)

12	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)

Consists of (i) 142,857 shares of common stock held by SCG Financial Holdings LLC which are subject to forfeiture in the event that the last sale price of the Issuer’s common stock does not equal or exceed $12.00 per share for any 20 trading days within any 30 trading day period within 24 months following April 8, 2013, the date of the closing of the Issuer’s initial business combination, (ii) 437,456 shares of common stock held by The Gregory H. Sachs Revocable Trust Dt. April 24, 1998, (iii) 116,950 shares of common stock held by a family trust and (iv) 2,533,333 shares of common stock issuable upon the exercise of warrants that are currently exercisable (of which 2,133,333 such warrants are held by The Gregory H. Sachs Revocable Trust Dt. April 24, 1998 and 400,000 such warrants are held by a family trust).

(2)

 Consists of (i) (ii) 437,456 shares of common stock held by The Gregory H. Sachs Revocable Trust Dt. April 24, 1998, (ii) 116,950 shares of common stock held by a family trust and (iii) 2,533,333 shares of common stock issuable upon the exercise of warrants that are currently exercisable (of which 2,133,333 such warrants are held by The Gregory H. Sachs Revocable Trust and 400,000 such warrants are held by a family trust).

(3)

These shares are subject to forfeiture in the event that the last sale price of the Issuer’s common stock does not equal or exceed $12.00 per share for any 20 trading days within any 30 trading day period within 24 months following April 8, 2013, the date of the closing of the Issuer’s initial business combination.

(4)

Consists of  (i) 285,714 shares of common stock held by SCG Financial Holdings LLC which are subject to forfeiture in the event that the last sale price of the Issuer’s common stock does not equal or exceed $12.00 per share for any 20 trading days within any 30 trading day period within 24 months following April 8, 2013, the date of the closing of the Issuer’s initial business combination, (ii) 437,456 shares of common stock held by The Gregory H. Sachs Revocable Trust Dt. April 24, 1998, (iii) 116,950 shares of common stock held by a family trust and (iv) 2,533,333 shares of common stock issuable upon the exercise of warrants that are currently exercisable (of which 2,133,333 such warrants are held by The Gregory H. Sachs Revocable Trust Dt. April 24, 1998 and 400,000 such warrants are held by a family trust).

(5)

Based on 12,167,756 outstanding shares of the Issuer’s common stock as of November 14, 2014, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2014.

SCHEDULE 13G
CUSIP No. 74966K102	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON

The Gregory H. Sachs Revocable Trust Dt. April 24, 1998

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	[ ]
		(b)	[X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

5 SOLE VOTING POWER
NUMBER OF	2,570,789 (1)
SHARES
BENEFICIALLY	6 SHARED VOTING POWER
OWNED BY	0
EACH
REPORTING	7 SOLE DISPOSITIVE POWER
PERSON	2,570,789 (1)
WITH
8 SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,570,789 (1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.0%(2)

12	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)

Includes 2,133,333 shares of common stock issuable upon the exercise of warrants that are currently exercisable.

(2)

Based on 12,167,756 outstanding shares of the Issuer’s common stock as of November 14, 2014, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2014.

Page 5 of 8 Pages

Item 1(a).	Name of Issuer:

RMG Networks Holding Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

15301 North Dallas Parkway, Suite 500, Addison, TX 75001

Item 2(a).	Name of Person Filing:

SCG Financial Holdings LLC (“SCG Financial Holdings”), Gregory H. Sachs (“Mr. Sachs”) and The Gregory H. Sachs Revocable Trust Dt. April 24, 1998 (the “Trust”) have entered into a Joint Filing Agreement, dated February 5, 2015, a copy of which is filed herewith and pursuant to which SCG Financial Holdings, Mr. Sachs and the Trust have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of SCG Financial Holdings, Mr. Sachs and the Trust is 520 Lake Cook Road, Suite 650, Deerfield, IL 60015.

Item 2(c).	Citizenship:

(i) SCG Financial Holdings is an Illinois limited liability company
(ii) Mr. Sachs is a citizen of the United States of America
(iii) The Trust is a trust formed under the laws of the State of Illinois

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share (the “Common Stock”)

Item 2 (e).	CUSIP Number:

74966K102

Item 3.	If this Statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a) ☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b) ☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) ☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g) ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) ☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Page 6 of 8 Pages

Item 4.	Ownership

The ownership percentages stated below are based on 12,167,756 outstanding shares of the Issuer’s common stock as of November 14, 2014, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2014.

Mr. Sachs is the trustee and the sole beneficiary of the Trust and, therefore, may be deemed to have voting and investment power over the shares of Common Stock held by the Trust (including the 2,133,333 shares of Common Stock issuable upon the exercise of warrants that are currently exercisable). Mr. Sachs is also the father of the beneficiaries of the 2011 Sachs Family Trust (the “Family Trust”) and the son of the trustee of the Family Trust and, therefore, may be deemed to have voting and investment power over the shares of Common Stock held by the Family Trust (consisting of 116,960 shares of Common Stock and 400,000 shares of Common Stock issuable upon the exercise of warrants that are currently exercisable). Mr. Sachs possesses voting discretion (subject to voting restrictions contained in a letter agreement (the “Letter Agreement”) entered into by SCG Financial Holdings, Mr. Sachs and the other parties thereto in connection with the Issuer’s initial public offering) with respect to 142,857 shares of Common Stock held by SCG Financial Holdings and, as a result,  (i) SCG Financial Holdings may be deemed to have sole voting power with respect to the 285,714 shares of Common Stock held by it and (ii) Mr. Sachs may be deemed to have sole voting power with respect to 142,857 of such shares. The two managers of SCG Financial Holdings, Mr. Sachs and DOOH Investment Manager LLC, share the power to dispose, or direct the disposition, of all of the 285,714 shares of Common Stock held by SCG Financial Holdings, subject to restrictions on transfer set forth in the Letter Agreement. Mr. Sachs, in his capacity as a manager of SCG Financial Holdings, may also be deemed to share investment discretion with respect all of the 285,714 shares of Common Stock held by SCG Financial Holdings.  In addition, the Trust and the Family Trust are members of SCG Financial Holdings. Mr. Sachs disclaims beneficial ownership of all shares of Common Stock beneficially owned by SCG Financial Holdings, the Trust and the Family Trust except to the extent of his pecuniary interest therein (if any).

SCG Financial Holdings

(a) Amount beneficially owned: 285,714 shares of Common Stock (1)
(b) Percent of class: 2.3%
(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 285,714
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 285,714
(iv) Shared power to dispose or to direct the disposition of: 0

Mr. Sachs

(a) Amount beneficially owned: 3,373,453 shares of Common Stock
(b) Percent of class: 22.9%
(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 3,230,596
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 3,087,739
(iv) Shared power to dispose or to direct the disposition of: 285,714

The Trust

(a) Amount beneficially owned: 2,570,789 shares of Common Stock
(b) Percent of class: 18.0%
(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 2,570,789
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 2,570,789
(iv) Shared power to dispose or to direct the disposition of: 0

Page 7 of 8 Pages

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

As of December 31, 2014, SCG Financial Holdings has ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 5, 2015

SCG FINANCIAL HOLDINGS LLC

By:	/s/ Gregory H. Sachs
Name:	Gregory H. Sachs
Title:	Manager

/s/ Gregory H. Sachs
Gregory H. Sachs

THE GREGORY H. SACHS REVOCABLE TRUST DT. APRIL 24, 1998

By:	/s/ Gregory H. Sachs
Name:	Gregory H. Sachs
Title:	Trustee